FreeSeas Announces Sale of M/V Free Neptune

Athens, Greece, August 3, 2018 -- FreeSeas Inc. (OTCPK: FREEF) ("FreeSeas" or the "Company"), announced today that the Company has sold to unrelated third parties, the M/V Free Neptune, a 1996-built, 30,838 dwt Handysize dry bulk carrier for a gross sale price of USD 2.4 million. Sale proceeds were used for the satisfaction of preferred creditors, including the National Bank of Greece (NBG), which consented to her sale and released her first preferred mortgage. Discussions continue with the standalone lender NBG regarding releasing the Company’s corporate guarantee and final settlement. The Company will now focus on income from dry-bulk chartering activities, pending the settlement of outstanding debt with NBG.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece.  FreeSeas no longer owns/operates any vessels. FreeSeas' common stock trades on the OTCPK under the symbol “FREEF”. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the SEC, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ''expects,'' ''intends,'' ''plans,'' ''believes,'' ''anticipates,'' ''hopes,'' ''estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Filippas, Chief Financial Officer

011-30-210-72-97-015

info@freeseas.gr

www.freeseas.gr